June 10, 2010	TSX - HNC

Gary Johnson appointed Director of
Hard Creek Nickel Corporation

(Vancouver) – Mark Jarvis, CEO of Hard Creek Nickel Corp. (TSX-HNC) announced today that Mr. Gary Johnson has joined the Board as a Director of the Company. Mr. Johnson, who lives in Perth, Australia, was for many years a director of Tati Nickel Mining Company (Pty) Ltd. in Botswana, during the period when Tati grew into the largest nickel mine in Africa.

Mr. Johnson established and led the team at Aqueous Metallurgy Pty Ltd. which developed Activox, a process technology for treating sulphide concentrates. Ultimately Aqueous was acquired from Mr. Johnson by LionOre and Mr. Johnson became Managing Director of Technology at LionOre.

In 2007, Norilsk Nickel bought LionOre for approximately U.S. $6.5 billion and Mr. Johnson became Managing Director, Norilsk Nickel Australia Pty. Ltd.

“We were already familiar with Mr. Johnson’s technical expertise, both in hydrometallurgy and in flotation of disseminated sulphide nickel ores,” said Mark Jarvis. “The Board also believes that Mr. Johnson, with more than 30 years in the mining business, brings a wealth of strategic knowledge and thinking to the Board, as well as experience and knowledge in the area of corporate governance. I am delighted by this strong addition to our Board.”

“Hard Creek Nickel is an exciting Company with a major nickel asset,” said Gary Johnson. “I look forward to the challenge of working with the Board and management to create a substantial nickel mining company.”

About Hard Creek Nickel

Hard Creek Nickel owns 100% of the Turnagain project, located in north central British Columbia. The property consists of 65 contiguous mineral claims covering an area of approximately 33,200 hectares. A recent Preliminary Assessment by Wardrop models production of 35,000 t.p.a. of nickel metal over a mine life of 24.4 years with a cash cost, net of byproduct credits, of $3.30 per pound of nickel.

…2 cont’d.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

Options Set

The Company announces that, pursuant to its Stock Option Plan, 500,000 options will be granted to a director with a strike price of $0.40 and a term of five years, subject to TSX approval.

On behalf of the Board of Directors

“Mark Jarvis”

President and Chief Executive Officer
Hard Creek Nickel Corporation

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com